Filed by CCH II, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Charter Communications, Inc.
Registration No.: 333-136508

We have filed a registration statement on Form S-4 (including the prospectus contained therein) with the Securities and Exchange Commission for the issuance of securities to which this communication relates. Before you tender the subject securities or otherwise make any investment decision with respect to the subject securities or the securities being offered, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about Charter Communications, Inc. and its subsidiaries. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by contacting Charter’s Investor Relations department at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone number (314) 965-0555.
FOR RELEASE: 6:00AM CT, Monday, September 11, 2006
Charter Communications Announces Results of its Exchange Offer For
5.875% Convertible Senior Notes Due 2009
Charter has accepted $450.0 million of Convertible Senior Notes for exchange
ST. LOUIS, MO — Charter Communications, Inc. (Nasdaq: CHTR) (“Charter” or the “Company”) announced today the results of the offer by its subsidiaries, CCHC, LLC (“CCHC”) and CCH II, LLC and CCH II Capital Corp. (collectively, “CCH II” and, together with CCHC, the “Offerors”) to exchange (the “Convertible Exchange Offer”) up to $450.0 million of Charter’s 5.875% Convertible Senior Notes due 2009 (“Convertible Notes”). The Convertible Exchange Offer expired at 11:59 p.m., Eastern Time, on September 8, 2006. As of the expiration of the Convertible Exchange Offer, $499.9 million aggregate principal amount of Convertible Notes were validly tendered. The Company has accepted $450.0 million of the Convertible Notes tendered for exchange, representing approximately 52.2% of the total principal amount of Convertible Notes outstanding.
Since the amount of Convertible Notes tendered exceeded the maximum amount of Convertible Notes that the Offerors would accept, the Offerors pro rated the amount of Convertible Notes accepted from participating holders as described in the Exchange Offer Prospectus. The Offerors accepted 90.0% of the amount tendered by each holder and unaccepted amounts will be promptly returned to holders. Following the consummation of the Convertible Exchange Offer, $412.5 million of Convertible Notes will remain outstanding.
On the settlement date, which the Company expects to be September 14, 2006, holders of accepted Convertible Notes will receive the following consideration per $1,000 principal amount of Convertible Notes accepted:

•	$417.75 in cash,

•	100 shares of Class A Common Stock of Charter (“Class A Common Stock”),

•	$325.00 principal amount of 10.25% Senior Notes due 2010 issued by CCH II (the “CCH II Notes”) as an addition to its currently outstanding series, and

•	An additional $19.26 in cash for accrued interest from the last interest payment date up to, but not including the settlement date.
In aggregate, Charter will use $196.7 million in cash (including $8.7 million to fund accrued interest due on accepted Convertible Notes) and issue 45.0 million shares of Class A Common Stock and $146.2 million principal amount of CCH II Notes.
The CCH II Notes will be pari passu with, of the same class as, and otherwise be substantially identical in all respects to approximately $2.1 billion principal amount of currently outstanding CCH II notes. The CCH II Notes will be issued under a temporary CUSIP number until the next interest payment date, which is expected to be September 15, 2006, at which time it is expected that they will be mandatorily merged into the existing CUSIP number that has approximately $1.6 billion outstanding principal amount of CCH II notes (CUSIP 2502CAD3).
Holders of the Convertible Notes that had previously entered into a share loan agreement with Citigroup Global Markets Limited, had the ability to elect, at their option, to close out such positions with shares received in connection with the Convertible Exchange Offer. If a holder made such an election, the shares that holder is entitled to receive in connection with the Convertible Exchange Offer will be used to satisfy obligations to return Class A Common Stock under the share loan agreement.
The offer documents are available to all holders of the Convertible Notes. Copies of the prospectus and related letter of transmittal may be obtained from Global Bondholder Services Corporation, the information agent for the Exchange Offer, at (866) 470-3700 (U.S. Toll-free) or (212) 430-3774. The Dealer Managers for the Exchange Offer are Citigroup Global Markets Inc. and Banc of America Securities LLC. For additional information, you may contact the Citigroup Special Equity Transactions Group at (877) 531-8365 (U.S. Toll-free) or (212) 723-7406 or the Banc of America Convertible Securities Department at (888) 583-8900 x2200 (U.S. Toll-free) or (212) 933-2200. The offer documents are also available free of charge at the SEC’s website at www.sec.gov.
This press release is neither an offer to sell nor a solicitation of an offer to buy any securities. There shall not be any sale of the CCH II Notes or shares to be issued in the exchange in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of such jurisdiction.

About Charter Communications®
Charter Communications, Inc. is a leading broadband communications company and the third-largest publicly traded cable operator in the United States. Charter provides a full range of advanced broadband services, including advanced Charter Digital® video entertainment programming, Charter High-Speed™ Internet access service, and Charter Telephone™ services. Charter Business™ similarly provides scalable, tailored and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, video and music entertainment services and business telephone. Charter’s advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com.

Contact:

Media:	Analysts:
Anita Lamont	Mary Jo Moehle
(314) 543-2215	(314) 543-2397
Cautionary Statement Regarding Forward-Looking Statements:
This release includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this release may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this release are set forth in reports or documents that we file from time to time with the SEC, and include, but are not limited to:
•	the availability, in general, of funds to meet interest payment obligations under our debt and to fund our operations and necessary capital expenditures, either through cash flows from operating activities, further borrowings or other sources and, in particular, our ability to be able to provide under applicable debt instruments and under applicable law, such funds (by dividend, investment or otherwise) to the applicable obligor of such debt;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which would result in a violation of the applicable facility or indenture and could trigger a default of other obligations under cross-default provisions;

•	our ability to pay or refinance debt prior to or when it becomes due and/or to take advantage of market opportunities and market windows to refinance that debt through new issuances, exchange offers or otherwise, including restructuring our balance sheet and leverage position;

•	our ability to sustain and grow revenues and cash flows from operating activities by offering video, high-speed Internet, telephone and other services and to maintain and grow a stable customer base, particularly in the face of increasingly aggressive competition from other service providers;

•	our ability to obtain programming at reasonable prices or to pass programming cost increases on to our customers;

•	general business conditions, economic uncertainty or slowdown; and

•	the effects of governmental regulation, including but not limited to local franchise authorities, on our business.
All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.